UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENT FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULES 13d-2(b)

Motorcar Parts of America, Inc.

(Name of Issuer)

Common Stock, par Value $0.01 per share

(Title of Class of Securities)

620071100

(CUSIP Number)

July 20, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 620071100			Page 2 of 6

1.	Name of Reporting Person: Selwyn Joffe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 489,750(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 489,750(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 489,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: IN

     (1) Represents 489,750 shares issuable upon exercise of currently exercisable stock options, 200,000 of which were granted to Mr. Joffe on July 20, 2004.
*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 620071100	Schedule 13G	Page 3 of 6 Pages
Item 1.

(a)	Name of Issuer Motorcar Parts of America, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2929 California Street Torrance, California 90503
Item 2.

(a)	Name of Person Filing Selwyn Joffe (“Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence c/o Motorcar Parts of America, Inc. 2929 California Street Torrance, California 90503

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number 620071100
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act

CUSIP No. 620071100	Schedule 13G	Page 4 of 6 Pages

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with §240.13d-1(b)-1(ii)(J)
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount Beneficially Owned 489,750

(b)	Percent of Class 5.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 489,750(1)

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 489,750(1)

CUSIP No. 620071100	Schedule 13G	Page 5 of 6 Pages

(iv)	shared power to dispose or to direct the disposition of 0
(1) Represents 489,750 shares issuable upon exercise of currently exercisable stock options, 200,000 of which were granted to Mr. Joffe on July 20, 2004.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 620071100	Schedule 13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: August 31, 2005
/s/ Selwyn Joffe

Selwyn Joffe